UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41645

ICZOOM GROUP INC.

(Registrant’s Name)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

On April 13, 2026, ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”) received a notice in the form of a letter dated April 13, 2026, from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Nasdaq notification letter does not result in the immediate delisting of the Company’s Class A ordinary shares, and the Class A ordinary shares will continue to trade under the symbol “IZM” at this time.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been given a compliance period of one hundred eighty (180) calendar days, or until October 12, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by October 12, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Staff will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Staff will provide notice that its securities will be subject to delisting.

The Company intends to monitor the bid price of its Class A ordinary shares and consider available options to regain compliance with the Minimum Bid Price Rule. While the Company is exercising diligent efforts to maintain the listing of its Class A ordinary shares on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.

The Company, by filing this Form 6-K, discloses its receipt of the Nasdaq notification letter regarding the minimum bid price requirement in accordance with Nasdaq Listing Rule 5810(b).

On April 14, 2026, the Company issued a press release announcing the receipt of the Nasdaq notification letter. A copy of the press release dated April 14, 2026 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No.	Description
99.1*	Press Release dated April 14, 2026

*	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: April 14, 2026	By:	/s/ Lei Xia
	Name:	Lei Xia
	Title:	Chief Executive Officer

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